Exhibit 99.1

IESI-BFC LTD. ANNOUNCES DATE FOR FOURTH QUARTER AND FISCAL 2009 EARNINGS RELEASE
AND CONFERENCE CALL

TORONTO, ONTARIO – Friday, January 29, 2010 – IESI-BFC Ltd. (the “Company”) (NYSE, TSX: BIN) will report financial results for the three and twelve months ended December 31, 2009, on Tuesday, February 23, 2010 after the close of the stock markets. The Company will host a conference call on Wednesday, February 24, 2010 at 8:30 a.m. (ET).

Participants may listen to the call by dialing 1-888-300-0053, conference ID 53103100, at approximately 8:20 a.m. (ET). International or local callers should dial 647-427-3420. The call will also be webcast live at www.streetevents.com and at www.iesi-bfc.com.

A replay will be available after the call until Wednesday, March 10, 2010, at midnight, and can be accessed by dialing 1-800-642-1687, conference code 53103100. International or local callers can access the replay by dialing 706-645-9291. The audio webcast will also be archived at www.streetevents.com and www.iesi-bfc.com.

About IESI-BFC Ltd.

IESI-BFC Ltd., through its subsidiaries, is one of North America's largest full-service waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in ten states and the District of the Columbia in the U.S., and five Canadian provinces. Its two brands, IESI and BFI Canada, are leaders in their markets and serve over 1.8 million customers with vertically integrated collection and disposal assets. IESI-BFC's shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.  To find out more about IESI-BFC Ltd., visit our website at www.iesi-bfc.com.

Further information:
IESI-BFC Ltd.
Chaya Cooperberg
Director, Investor Relations and Corporate Communications
Tel: (416) 401-7729
Email: chaya.cooperberg@bficanada.com